Exhibit 99.1

ASX/Media Release

IMMUTEP SECURES UNITED STATES PATENT FOR EFTILAGIMOD ALPHA

IN COMBINATION WITH A PD-1 PATHWAY INHIBITOR

SYDNEY, AUSTRALIA – 30 December 2020 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep“ or “the Company“), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune disease, is pleased to announce the grant of patent number 10,874,713 entitled “Combined Preparations for the Treatment of Cancer or Infection” by the United States Patent & Trade Mark Office.

This United States patent follows the grant of the corresponding European patent announced in November 2018. The claims of the patent protect Immutep’s intellectual property relating to combined preparations comprising its lead active immunotherapy candidate eftilagimod alpha (“efti” or “IMP321”) and a PD-1 pathway inhibitor. In this case, the PD-1 pathway inhibitor is either pembrolizumab or nivolumab.

The expiry date of the patent is 8 January 2036.

This new patent is particularly significant as it covers the combination of active ingredients evaluated in the Company’s phase II TACTI-002 and phase I TACTI-mel trials. It also further highlights the ongoing and important steps being taken by the Company to protect its lead product candidate in a range of novel and commercially relevant combination formats, in both immuno-oncology (IO)-IO and chemo-IO settings.

“We are very pleased that this United States patent has been granted covering our lead product candidate, efti, in combination with key anti-PD-1 therapies. This is particularly so in view of the highly encouraging data we have seen from both our TACTI (Two Active Immunotherapies) trials which evaluate efti in combination with pembrolizumab. Furthermore, this new patent and our corresponding patents and patent applications in other key markets continue to underpin our ongoing investment in clinical development”, said Marc Voigt, CEO of Immutep.

Dr. Frédéric Triebel, Immutep’s Chief Scientific Officer and Chief Medical Officer, also welcomed the news, noting that, “This United States patent grant represents another important milestone for the Company, and along with the clinical data we have seen from our trials, supports our long held view that combining efti with an anti-PD-1 checkpoint inhibitor should result in a very meaningful therapeutic benefit to cancer patients.”

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889